Form N-8F

I.   General Identifying Information

1.   Reason fund is applying to  deregister  (check only one; for  descriptions,
     see Instruction 1 above):                      --------

     [ ]   Merger

     [X]   Liquidation

     [ ]   Abandonment of Registration
           (Note: Abandonments of Registration answer only questions 1 through 16, 25 and 26 of this form and complete verification at the end of the form.)

     [ ]   Election of status as a Business Development Company
           (Note: Business Development Companies answer only questions 1 through
            11 of this form and complete verification at the end of the form.)

2.   Name of fund:  Blue Ridge Total Return Fund

3.   Securities and Exchange Commission File No.: 811-08391.

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed From
     N-8F?

     [X]   Initial Application           [ ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     116 South Franklin Street
     Post Office Box 69
     Rocky Mount, NC 27802-0069

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     John K. Forst, Esq.
     Dechert
     1775 Eye Street, NW
     Washington, DC  20006-2401
     202-261-3377

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Fund Administrator:  The Nottingham Management Company
                          116 South Franklin Street
                          Post Office Box 69
                          Rocky Mount, NC 27802-0069
                          252-972-9922
                          Attn.:  Julian G. Winters

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]   Management company;
     [ ]   Unit investment trust; or
     [ ]   Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]   Open-end           [ ]   Closed-end

10. Date the fund filed a notification of registration under section 8(a) of the Act [15 U.S.C. 80a-8(a)]:

     September 30, 1997

11. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Delaware

12. Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Colonial Asset Management, Inc.
     359 South Pine Street
     Spartanburg, South Carolina  29302

     [Prior to April 1, 1999]:
        Blue Ridge Advisors, Inc.
        84 Villa Road, B37
        Greenville, South Carolina 29615

13. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Capital Investment Group, Inc.
     Post Office Box 32249
     Raleigh, North Carolina 27622

14.  If the fund is a unit investment trust ("UIT") provide:  N/A

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):

15. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]   Yes           [X]   No

     If Yes, for each UIT state:
            Name(s):
            File No.: 811-_____
            Business Address:

16.  (a) Did the fund obtain approval from the board of directors concerning the
         decision  to  engage  in  a  Merger,   Liquidation  or  Abandonment  of
         Registration?

         [X]   Yes           [ ]   No

         If Yes, state the date on which the board vote took place: May 21, 2001

         If No, explain:

     (b) Did  the  fund obtain  approval from  the  shareholders  concerning the
         decision  to  engage  in  a  Merger,   Liquidation  or  Abandonment  of
         Registration?

         [ ]   Yes           [X]   No

         If Yes, state the date on which the shareholder vote took place:

         If No, explain:  Shareholder  approval  not  required  pursuant to  the
                          Declaration of Trust.


II.  Distributions to Shareholders

17. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]   Yes          [ ]   No

     (a) If Yes, list the date(s) on which the fund made those distributions:

         June 15, 2001

     (b) Were the distributions made on the basis of net assets?

         [X]   Yes           [ ]   No

     (c) Were the distributions made pro rata based on share ownership?
                                     --- ----
         [X]   Yes           [ ]   No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

     (e) Liquidations only:
         -----------------
         Were any distributions to shareholders made in kind?

         [ ]   Yes           [X]   No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

18.  Closed-end funds only:
     ---------------------
     Has the fund issued senior securities?

     [ ]   Yes           [ ]   No

     If Yes, describe the method of calculating payments to senior security-holders and distributions to other shareholders:

19.  Has the fund distributed all of its assets to the fund's shareholders?
                              ---
     [X]   Yes           [ ]   No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

20. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]   Yes           [X]   No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. Assets and Liabilities

21.  Does the fund have any assets as of the date this form is filed?

     [ ]   Yes           [X]   No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

         [ ]   Yes           [ ]   No

22.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [X]   Yes           [ ]   No

     If Yes,

     (a) Describe the type and amount of each debt or other liability:

         There are no current outstanding liabilities. However, prior to its dissolution, the Fund may incur additional accounting, tax, legal, and similar miscellaneous expenses.

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

         Using a reserve set aside by the Fund's investment advisor to meet those obligations. The investment advisor has paid and will pay any debts or liabilities that the Fund incurs with its liquidation and deregistration.


IV.  Information About Event(s) Leading to Request for Deregistration

23.  (a) List the expenses incurred in connection with the Merger or
         Liquidation:

         (i)   Legal expenses:  $8,500 (Estimate)

         (ii)  Accounting expenses:  $0

         (iii) Other expenses (list and identify separately):

               Administrator cancellation fees:  $8,500
               Shareholder servicing:  $3,000 (Estimate)
               Transfer Agent cancellation fees:  $3,000
               Custodian fees:  $1,500 (Estimate)
               Trustee meeting expenses:  $500 (Estimate)
               Filing and deregistration fees:  $500 (Estimate)
               Miscellaneous (photocopying, postage, etc.):  $1,200 (Estimate)

         (iv)  Total expenses (sum of lines (i)-(iii) above): $26,700 (Estimate)

     (b) How were those expenses allocated?

         To the extent these expenses have already been paid, they have been allocated to the Fund. Any expenses not already paid will be allocated to the reserve set aside by the investment advisor to be paid by the investment advisor.

     (c) Who paid those expenses?

         The Fund has paid expenses designated under the Fund's expense limitation agreement. For all expenses in excess of that expense limitation agreement, the Fund's investment advisor has or will pay (see Item 22(b) above).

     (d) How did the fund pay for unamortized expenses (if any)?  N/A

24. Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]   Yes           [X]   No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.   Conclusion of Fund Business

25.  Is the fund a party to any litigation or administrative processing?

     [ ]   Yes           [X]   No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

26. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]   Yes           [X] No

     If Yes, describe the nature and extent of those activities:


VI.  Mergers Only

27.  (a) State the name of the fund surviving the Merger:  N/A

     (b) State the file number of the fund surviving the Merger:  N/A

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed: N/A

     (d) If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

The undersigned states (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Blue Ridge Total Return Fund, (ii) he is the Secretary of Blue Ridge Funds Trust, and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                   (Signature)


                            /s/ C. Frank Watson, III
                           ____________________________

                           C. Frank Watson, III
                           Secretary, Blue Ridge Funds Trust